06006331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39049

SEC MAIL RECEIVED MAR 0 2 2006 WASH. D.C. 185 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THRASHER & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1204 S.E. 28TH STREET, SUITE 4
(No. and Street)

BENTONVILLE	AR	72712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID L. THRASHER (479) 273-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEALL BARCLAY & CO., PLC, CPA'S
(Name – *if individual, state last, first, middle name*)

2005 WEST ELM STREET	ROGERS	AR	72758
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID L. THRASHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THRASHER & COMPANY, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[Notary stamp: ... HARRELL, Be... County, My Commission Expires June 17, 2013 — STATE OF ARKANSAS NOTARY PUBLIC]

Signature

Pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THRASHER & COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

THRASHER & COMPANY, INC.
DECEMBER 31, 2005 AND 2004
CONTENTS

Beall Barclay & Company, PLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

We have audited the accompanying statements of financial condition of **Thrasher & Company, Inc.** (an S Corporation) as of December 31, 2005 and 2004, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Thrasher & Company, Inc.** as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beall Barclay & Co., PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
January 24, 2006

THRASHER & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 36,636	$ 24,284
Investments available for sale	30,857	29,444
Accounts receivable - commissions	292	5,054
Total Current Assets	67,785	58,782
PROPERTY AND EQUIPMENT, NET	35,126	45,734
OTHER ASSETS		
Special Reserve Account for the exclusive benefit of customers of Thrasher and Company, Inc.	500	500
	$ 103,411	$ 105,016
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Payroll taxes payable	$ 4,096	$ 3,843
Accounts payable - commissions	2,625	1,354
Accounts payable - stockholder	-	5,203
Other current liabilities	694	333
Total Current Liabilities	7,415	10,733
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 2,000 shares, issued and outstanding 100 shares	57,514	57,514
Additional paid-in capital	6,900	6,900
Retained earnings	31,678	34,975
Accumulated other comprehensive income	(96)	(5,106)
	95,996	94,283
	$ 103,411	$ 105,016

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUE		
Commissions	$ 311,251	$ 302,423
OPERATING EXPENSES		
Accounting and legal	11,328	11,851
Advertising	8,015	4,657
Auto expense	20,256	17,148
Contributions	17,255	17,250
Depreciation	10,608	14,383
Dues and subscriptions	3,336	2,127
Insurance	8,983	13,280
Meeting and education	165	25
Miscellaneous	5,365	659
Occupancy expense	22,600	22,600
Office expense	5,481	10,406
Payroll taxes	10,381	9,121
Postage	2,723	2,880
Repairs and maintenance	6,784	14,824
Salaries and related benefits	128,392	114,322
Telephone	6,156	5,682
Travel and entertainment	9,316	6,335
Utilities	4,537	4,581
	281,681	272,131
INCOME FROM OPERATIONS	29,570	30,292
OTHER INCOME (EXPENSE)		
Dividends	162	-
Realized loss on sale of available for sale securities	(3,759)	-
NET INCOME	25,973	30,292
Other comprehensive income		
Unrealized gains on available for sale securities:		
Unrealized holding gains arising during the period	1,251	101
Less: reclassification adjustment for (gains) losses included in income	3,759	-
	5,010	101
COMPREHENSIVE INCOME	$ 30,983	$ 30,393

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2003	$ 57,514	$ 6,900	$ 4,683	$ (5,207)	$ 63,890
Unrealized holding gain	-	-	-	101	101
Net income	-	-	30,292	-	30,292
BALANCE, DECEMBER 31, 2004	57,514	6,900	34,975	(5,106)	94,283
Unrealized holding gain, net	-	-	-	5,010	5,010
Net income	-	-	25,973	-	25,973
Dividends paid	-	-	(29,270)	-	(29,270)
BALANCE, DECEMBER 31, 2005	$ 57,514	$ 6,900	$ 31,678	$ (96)	$ 95,996

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 25,973	$ 30,292
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	10,608	14,383
Realized loss on sale of available for sale securities	3,759	-
Change in:		
Accounts receivable - commissions	4,762	(526)
Prepaid expenses	-	997
Payroll taxes payable	253	580
Accounts payable - commissions	1,271	(2,426)
Accounts payable - stockholder	(5,203)	5,203
Other current liabilities	361	(2,229)
Total Adjustments	15,811	15,982
Net Cash From Operating Activities	41,784	46,274
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of available for sale securities	10,369	-
Purchase of available for sale securities	(10,531)	-
Capital expenditures	-	(48,298)
Net Cash (Used For) Investing Activities	(162)	(48,298)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(29,270)	-
Net Cash (Used For) Financing Activities	(29,270)	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	12,352	(2,024)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,284	26,308
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 36,636	$ 24,284

The accompanying notes are an integral part of these financial statements.

THRASHER & COMPANY, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Balance, January 1	$ -	$ -
Increase (decrease)	-	-
Balance, December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Thrasher and Company, Inc. is an introducing broker and carries no customer monies or securities. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Revenue Recognition

Revenues and expenses are accounted for on the accrual basis.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Fully depreciated assets still in use totaled $78,614 and $78,106 as of December 31, 2005 and 2004, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2005 and 2004, there are no cash equivalents.

Advertising

The Company follows the policy of charging advertising to expense as incurred.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income,* (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

Income Taxes

The Corporation is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Investments

All marketable securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings, unrealized holding gains and losses are reported in other comprehensive income.

Accounts Receivable - Commissions

The Company considers accounts receivable - commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company leases its corporate office buildings under operating lease agreements from a LLC in which the owner is a member. The Company is responsible for insurance, maintenance, and real estate taxes associated with the office facilities. For the year ended December 31, 2005 and 2004, the rent paid to related parties for the office building totaled $18,600. See Note 8.

The Company had an accounts payable to a stockholder in the amount of $0 and $5,203 at December 31, 2005 and 2004, respectively.

NOTE 3: PROPERTY AND EQUIPMENT

Following are the major classifications of property and equipment:

	2005	2004
Office equipment	$ 22,872	$ 22,872
Automobiles	112,010	112,010
	134,882	134,882
Accumulated depreciation	99,756	89,148
	$ 35,126	$ 45,734

NOTE 4: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement, is claimed based on Section (k)(2)(B). Under this Section, exemption can be claimed if all customer transactions are cleared through another broker/dealer on a fully disclosed basis. All Thrasher and Company, Inc. customer transactions are cleared through First Southwest Company.

NOTE 5: INVESTMENTS

The table below provides detail of the investments:

December 31, 2005

	Shares	Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
Scudder Municipal Bond Fund A	2,046	$ 20,423	$ (1,767)	$ 18,656
American Funds Growth Fund A	395	10,530	1,671	12,201
		$ 30,953	$ (96)	$ 30,857

December 31, 2004

	Shares	Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
Scudder Municipal Bond Fund A	2,046	$ 20,423	$ (1,603)	$ 18,820
Scudder Growth Fund A	1,156	14,127	(3,503)	10,624
		$ 34,550	$ (5,106)	$ 29,444

NOTE 6: SIPC ASSESSMENT

As provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970 as amended, a broker or dealer need not file the supplemental report on the SIPC during which the SIPC assessment is a minimum assessment. The minimum assessment of $150 was charged for each of the years ended December 31, 2005 and 2004.

NOTE 7: RETIREMENT PLAN

The Corporation adopted a defined contribution profit-sharing plan for all employees over the age of 21 years, with 3 years of service. Contributions to the profit-sharing plan are discretionary and $1,128 and $1,980 of contributions were made for the years ending December 31, 2005 and 2004, respectively.

NOTE 8: COMMITMENTS

The Corporation entered into a lease agreement for its office facilities with a term of five years. The following is a schedule by years of future minimum rentals under the lease at December 31, 2005:

2006	$18,600
2007	18,600
2008	18,600
2009	18,600
2010	18,600

NOTE 9: ADDITIONAL CASH FLOW INFORMATION

The net increase in the unrealized holding gain on available for sale securities was $5,010 and $0, respectively, for the years ended December 31, 2005 and 2004.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

We have audited the accompanying financial statements of **Thrasher & Company, Inc.** as of and for the year ended December 31, 2005 and have issued our report thereon dated January 24, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beall Barclay & Co., PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
January 24, 2006

THRASHER & COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Total Ownership Equity from Balance Sheet	$ 95,996
Deduct:	
Assets not readily convertible to cash	
Depreciated value of fixed assets	(35,126)
15% Haircut on growth funds	(1,830)
7% Haircut on municipal funds	(1,306)
2% Haircut on money market fund	(300)
Net Capital as Defined by Rule 15c3-1	$ 57,434

See Independent Auditors' Report
On Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission.

Beall Barclay & Company, PLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Thrasher & Company, Inc.
Bentonville, Arkansas

In planning and performing our audit of the financial statements and supplemental schedules of **Thrasher & Company, Inc.** ("the Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Beall Barclay & Co., PLC

BEALL BARCLAY & COMPANY, PLC
Certified Public Accountants

Rogers, Arkansas
January 24, 2006